Filed by Freescale Semiconductor, Ltd.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under

the Securities Exchange Act of 1934

Subject Company: Freescale Semiconductor, Ltd. (Commission File No. 001-35184)

The following information was distributed by Freescale Semiconductor, Ltd. (the “Company”) to the Company’s employees on April 6, 2015.

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transaction between the Company and NXP Semiconductors N.V. (“NXP”) pursuant to a merger. All statements, other than historical facts, including statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of NXP following completion of the proposed transaction; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of each of the Company and NXP may not be obtained; (2) there may be a material adverse change of the Company or the business of the Company may suffer as a result of uncertainty surrounding the transaction; (3) the transaction may involve unexpected costs, liabilities or delays; (4) legal proceedings may be initiated related to the transaction; (5) there may be difficulties and delays in achieving synergies and cost savings; and (6) other risk factors as detailed from time to time in the Company’s and NXP’s reports filed with the Securities and Exchange Commission (“SEC”), including the preliminary proxy statement/prospectus filed with the SEC by NXP on April 2, 2015, and the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, which are available on the SEC’s Website (www.sec.gov). There can be no assurance that the merger will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the merger will be realized.

Neither the Company nor NXP undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

On April 2, 2015, NXP filed with the SEC a Registration Statement on Form F-4 which includes a preliminary proxy statement of the Company and a preliminary prospectus of NXP. The Registration Statement has not been declared effective by the SEC and the definitive proxy statement/prospectus is not currently available. Following the Registration Statement having been declared effective by the SEC, NXP and the Company will deliver the definitive proxy statement and prospectus, respectively, to their shareholders. INVESTORS ARE URGED TO READ THE PRELIMINARY PROSPECTUS/PROXY STATEMENT, AND THE DEFINITIVE PROSPECTUS/PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors may obtain the preliminary prospectus/proxy statement, as well as other filings containing information about the Company and NXP, free of charge, from the SEC’s Website (www.sec.gov). Investors may also obtain the Company’s SEC filings in connection with the transaction, free of charge, from the Company’s Web site (www.investors.freescale.com) under the link “Investors Relations” and then under the tab “SEC Filings,” or by directing a request to Freescale Semiconductor, Ltd., 6501 William Cannon Drive West, MD OE62, Austin, Texas 78735, Attention: Secretary. Investors may also obtain NXP’s SEC filings in connection with the transaction, free of charge, on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411.

Participants in the Merger Solicitation

The respective directors, executive officers and employees of the Company and NXP and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding the Company’s directors and executive officers and a description of their interests in the acquisition is set forth in the preliminary proxy statement/prospectus filed with the SEC by NXP on April 2, 2015, and additional information regarding the Company’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 6, 2015, and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on March 16, 2015. Information regarding NXP’s directors and executive officers and a description of their interests in the acquisition is set forth in the preliminary proxy statement/prospectus filed with the SEC by NXP on April 2, 2015, and additional information regarding the directors and executive officers of NXP is set forth in its Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the SEC on March 6, 2015. These documents can be obtained free of charge from the sources indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

TO: Freescale Employees

FR: Karen Rapp, Vice President and CIO, and Integration Leader for Freescale-NXP Merger

It is exciting to see the overall positive outlook around Freescale for the Freescale-NXP merger. I thought I would send a quick update about recent activity and remind everyone that our merger website, accessible from Summit, is a great way to stay informed throughout the merger process. It has been updated with additional FAQs based on new questions we’ve received, along with a customer pitch pack. We’ll continue to add information as we have details to share.

Please remember that all written communications regarding the transaction, whether internal or external, are subject to review and filing with the regulatory authorities, so do not create any new documents regarding the transaction. If you need help, ask.

Last week we had the opportunity to host a few NXP guests at our Oak Hill site in Austin to begin detailed planning on integration activities. We focused on the structure of the Integration Management Office (IMO), which includes the leads from each company (Henri Ardevol and Maarten Dirkzwager from NXP, and me for Freescale), and one lead for each of the areas that are crucial to the integration of two separate companies. The IMO roles include finance, people and culture, communications, processes/systems, and project management.

This week I am visiting NXP’s headquarters in Eindhoven in the Netherlands to work with the team on finalizing the functional work streams and work stream leads from each company. These are the people who have the detailed knowledge of how processes work at each company and of the structure in place to support those processes. One of the first steps in the integration process will be for these work stream teams to work together to baseline the processes and structure at each company so we have a clear starting point for decision-making. The intent is to kick off this baseline work in the next couple weeks, and we will share milestones as plans are finalized.

As you would expect, the terminology is a little different between the two companies. Here are some new terms to become familiar with from NXP (yes, they love acronyms, too!):

•	MT = Management Team. This is the CEO’s staff, called the SLT (Senior Leadership Team) at Freescale.
•	MTS = Management Team Subsets, a group of 4-5 of the MT members who are responsible for decision-making in a particular area, like people, operations, customers, technology, strategy, etc.
•	SLT = Strategic Leadership Team, the MTS team that is focused on strategy for the company.
•	BL = Business Line, which is groupings of products into a complete profit and loss statement (P&L), including allocations, with clear financial targets.
•	DRI = Directly Responsible Individual, the person who has clear ownership.

•	Day 1 = Merger closure date, the day the merger is approved by all regulatory bodies and we are one company.

I know everyone is anxious for details; please keep in mind that this is a marathon, not a sprint, and we are still early in the process. It is important to remember that we are two separate companies until Day 1, and no one should be sharing information across companies until we have defined a clear process for this. Continue to visit the merger website for updates and provide feedback or ask questions along this journey.

Thanks for continuing to drive forward with our revenue and margin goals for 2015!